UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 4, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Asia Entertainment & Resources Ltd.

File No. 333-166860 - CF#26876

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Asia Entertainment & Resources Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a post-effective amendment to a Form F-1 registration statement filed on May 16, 2011, as amended on May 31, 2011.

Based on representations by Asia Entertainment & Resources Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19	through December 9, 2011
Exhibit 10.22	through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Legal Branch Chief